CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Company”).  The MD&A should be read in conjunction with the December 31, 2006 Year End Report, the Quarterly Reports for March 31, 2007 and June 30, 2007 and news releases issued by the Company during the period January 1, 2007 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its core TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Company owns patents relating to the technology, methodology and design of its products.  ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  ETG treatments are presently available in a number of countries throughout the world.  The Company has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Further particulars can be viewed on the Company’s website http://www.current-technology.com.  In addition to exploiting its core TrichoGenesis platform technology, the Company is seeking additional opportunities to enhance shareholder value.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

ONGOING INITIATIVES:  HAIR ENVY

The Company has granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (“Hair Envy”).  (Hair Envy is owned by Jason Olcese, president of Strategic Laser & MedSpa, LLC, and a financial partner).  During Phase One, it is intended a total of 10 CTG units will be delivered to selected opinion leading salons and spas located primarily in the corridor between Santa Barbara and San Diego, California.  The first five CTG units were delivered to a storage facility in Los Angeles, California during March 2007.  Subsequent to crossing the US border, the Food and Drug Administration (“FDA”) placed an administrative hold on the five units. The FDA released the administrative hold in June 2007 and Hair Envy is placing the units in selected locations. Revenue for the first five CTG’s was recognized during Q2 after the units were released by the FDA.   It is anticipated the second five CTG units will be placed during Q4 of 2007 or Q1 of 2008.  Hair Envy has agreed to order 200 CTG units to support the national launch in Phase Two no later than five months after the tenth Phase One unit has been placed with a customer, at which time a fifty percent deposit will be paid to secure the order.

On July 30, 2007, recognizing that Hair Envy is negotiating with a number of companies in the salon and spa space that have significant international operations, the Company granted Hair Envy exclusive distribution rights to Canada, South America (excluding Brazil), Europe and Russia.  The expanded relationship is based on the United States revenue sharing agreement, with certain adjustments to reflect the more complex nature of international operations.

ONGOING INITIATIVES:  Spy-N-TellTM

On April 26, 2007 the Company announced formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture with the Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia,  of the Division’s first product, Spy-N-TellTM, a patented telephone-based intrusion notification system offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

During August 2007 the Company was notified that Spy-N-TellTM had passed Home Shopping Network’s (“HSN”) quality assurance evaluation.  The Company anticipated this milestone would be followed by a purchase order, but to date no such order has been received.  Therefore, in Q3 the Company created a reserve for the 5000 units of inventory ordered on behalf of the joint venture by the Company.  The Company intends to reverse the reserve once orders have been received.  In order to maintain its exclusivity, the joint venture must make certain minimum purchases.  Under the circumstances, at this time, the joint venture has elected not to make such purchases until orders have been received, as to the extent it controls the brand identity Spy-N-TellTM, it does not believe lack of exclusivity will be a detriment to future activities.  The joint

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

venture continues to believe its relationship with the Small Business Members of America may lead to sales, but an aggressive market launch has yet to occur.

NEW INITIATIVES:  OTHER

The Company’s previously announced negotiations with Celevoke, Inc. for the non-exclusive worldwide distribution of LunarEYE’s proprietary GPS technology have to date not resulted in a definitive agreement.

NEW INITIATIVES:  FINANCIAL REQUIREMENTS

These initiatives are very new and full business plans have not been completed.  Additional debt and/or equity financing of an indeterminate amount will be required to fund these additional activities and ongoing corporate activities.

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Thailand Singapore Indonesia Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred, in addition to that discussed in “Ongoing Initiatives:  Hair Envy”.

Asia Pacific

Korea:   The Company in April 2007 shipped an ETG device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study is being conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

Australia:   Hair Envy is assessing the results of its initial efforts in Australia and will advise the Company of its intentions in due course.

Europe and the Middle East

The Company and Mr. Ali Bicken have commenced formal negotiations for the expansion of Sanomed’s exclusive territory into the Gulf states (including Saudi Arabia, the United Arab Emirates and Bahrain) and the Balkan region (including Bulgaria, Romania and the former Yugoslavia).  Sanomed Medikal Teknoloji Co. is the Company’s exclusive distributor in the Republic of Turkey.

REGULATORY COMPLIANCE

No material change since issuance of December 31, 2006 MD&A.

BOARD OF DIRECTORS AND OFFICERS

No change since issuance of the June 30, 2007 Quarterly Report.

OPERATIONAL COMMENTARY

No material change since issuance of December 31, 2006 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Corporation; Current Technology (UK) Ltd. (a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005); and SpyTell Security Limited Partnership.  Neither the subsidiary nor the limited partnership have conducted material operations.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd. and formation in June 2007 of the 50-50 limited partnership with TRSC to exploit Spy-N-TellTM.  The consolidated financial statements have been prepared by management in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 15 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  On September 30, 2007, there was a working capital deficiency of $194,832, as compared to a working capital deficiency of $378,123 at December 31, 2006, for a total increase in working capital of $183,291 as a result of the following:  a $14,974 decrease in cash; a $50,320 increase in accounts receivable reflecting sales to Hair Envy; a $32,653 increase in inventory resulting from the purchase of certain units from existing users for ultimate resale; a decrease in prepaid expense of $52,744 consisting of the creation of a reserve for the $50,000 US deposit on Spy-N-TellTM inventory; and a $49,740 increase in subscriptions receivable, which were fully collected in October 2007. On the liabilities side, accounts payable and accrued liabilities decreased by $119,296 as private placement proceeds were partially used to reduce liabilities; subscription liability was reduced by $68,913 as shares were issued; and unearned revenue increased by $69,913 as certain units were repurchased and returned to inventory for resale.

With respect to the long term portion of the balance sheet, the convertible promissory note increased by $269,986 as a result of accrued and accretion interest from $832,009 on December 31, 2006 to $1,101,995 on September 30, 2007.  Shareholders’ Deficiency increased $86,695 from $1,210,132 on December 31, 2006 to $1,296,827 on September 30, 2007 primarily as a result of: a $1,052,091 increase in share capital as shares were issued on the closing of a private placement (see Equity Resources) which was totally offset by the net loss of $1,712,628.  Contributed surplus increased by $573,842 as a result of the recording of stock based compensation resulting from the issuance of options.

Consolidated Statement of Loss and Deficit:  Revenue for the three months and nine months  ended in September of 2006 and 2007 was modest by any measure.  There were no unit sales during the three month period ended September 30, 2007.  In 2007 there was an increase in manufacturing costs reflecting the repurchase of certain units for ultimate resale.  The repurchase activities increased manufacturing costs resulting in a reduced gross profit.  While totally

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

inappropriate as a long-term strategy, on a short term basis it provides the Company with the ability to continue sales without placing a new order for manufacturing until the level and timing of activity in the United States is more clearly identified.  It should be noted these repurchases are the result of current negotiations and are not as a result of an obligation placed on the Company by customers at the point of original sale.

The following demonstrates the significant impact of stock based compensation expenses (non-cash items) on loss before other items:

	3 months ended Sep 30, 2007	9 months ended Sep 30, 2007	3 months ended Sep 30, 2006	9 months ended Sep 30, 2006
Unadjusted “loss before other items”	$875,351	$1,469,053	$543,518	$1,161,568
Less: Stock based compensation	556,587	573,838	205,348	236,975
Adjusted “loss before other items”	$318,764	$895,215	$338,170	$924,593

When the effect of non-cash stock based compensation is eliminated, results at the “loss before other item” level are very comparable in total, although there are clearly differences on an individual item basis.

For the nine months ended September 30, 2007, the following comments regarding expenses are in order:  consulting net of stock based compensation was $96,770 in 2007 vs $39,598 in 2006; financing costs were virtually eliminated in 2007 vs 2006 when finders’ fees were paid on private placements; legal, audit and filing fees increased by $63,336 as a result of an accrual for compliance work under Sarbanes-Oxley; and net of stock based compensation, salaries and wages were $232,752 in 2007 vs $282,479 in 2006.

For the three months ended September 30, 2007, the following comments regarding expenses are in order:  consulting net of stock based compensation was $62,415 in 2007 vs $47,502; the same comments apply as above regarding financing costs and legal, audit and filing fees; net of stock based compensation, salaries and wages were $39,506 in 2007 vs $89,998 in 2006.  As a result of the death in July 2007 of co-founder Anne Kramer, certain amounts were moved from salaries and wages to consulting.

“Other items” have been discussed previously and are self-explanatory.

Consolidated Statement of Cash Flows:  The significant impact of the timing of private placement financings is demonstrated in this statement.  The statement further confirms the Company is operating at a loss and requires further injections of cash from outside sources.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

Changes in accounting policies:  There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments:  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Related party transactions:

2007	2006
Transactions During the Year -
Salaries and consulting fees accrued or paid to directors and companies controlled by directors of the company	$253,621	$239,064

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at September 30 -
Salaries, consulting fees payable to directors and companies controlled by directors of the company	-	13,108

On September 10, 2007, the Directors cancelled 7,045,000 existing options and granted 8,630,000 new options.  Included in the change were options to purchase 4,950,000 shares held by Directors.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $316,148 of compensation expense relating to vested stock options has been charged to the contributed surplus account.  Options granted during the period were valued using the following assumptions:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

Volatility factor of the market	80.71%- 84.94%
Price of the company shares	$0.08 - $0.22
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and deficit:

2007
Consulting	$84,913
Salaries and benefits	231,235
Total Stock-based Compensation for related parties	$316,148

In addition, on January 18, 2007 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2007 to June 30, 2008.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) (a company owned by Robert Kramer).  As consideration for transferring all right, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

EQUITY RESOURCES

Share Capital:  A total of 19,020,000 shares were issued during the first nine months of 2007:

	Number of Shares	Amount
Balance, beginning	80,872,023	$34,924,434
Common Shares Issued -
- For cash	17,750,000	996,090
- For settlement of services provided	1,270,000	56,001

Balance, ending	99,892,023	$35,976,525

Prior to December 31, 2006 the Company received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.  There are no preferred shares outstanding.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

Warrants:  The following warrants were outstanding on September 30, 2007.

Expiry Date	Number of Shares	Exercise Price

January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
June 30, 2008	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20	[5]
July 15, 2009	200,000	US	$0.20	[5]
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25	[5]
May 31, 2010	1,200,000	US	$0.25	[5]
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25	[5]
September 21, 2010	3,052,000	US	$0.25	[5]
December 30, 2010	600,000	US	$0.25	[5]
March 2, 2011	1,200,000	US	$0.25	[5]
December 31, 2011	4,000,000	US	$0.10	[3,4]
February 12, 2012	2,500,000	US	$0.125	[6]
March 30, 2012	12,100,000	US	$0.10	[5]
April 30, 2012	5,000,000	US	$0.12	[7,3]
August 9, 2012	5,650,000	US	$0.10
December 31, 2012	5,000,000	US	$0.10	[3,8]

1.

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3 ) is paid in full.

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3 ) is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

5.

The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds US$0.50 for 20 consecutive days.

6.

750,000 warrants are vested; 750,000 vest on sale of the 10th unit to Hair Envy, LLC; and 1,000,000 vest on the ordering of the 200th unit.

7.

500,000 warrants vest on the sale of every 500,000 units of Spy-N-TellTM.

8.

The expiry date shall be the later of:

a)

December 31, 2012; and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

Stock Options: From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, on September 2, 2004 the Company adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Company reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Company filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding September 30, 2007:

Expiry Date

Number of Shares

Option Price

December 19, 2007

150,000

US   $0.26

September 30, 2009*

200,000

US   $0.30

December 22, 2009

175,000

US   $0.25

December 23, 2009*

100,000

US   $0.25

January 2, 2011

330,000

US   $0.31

August 22, 2011*

200,000

US   $0.19

August 29, 2012

1,000,000

US   $0.08

September 16, 2012

7,495,000

US   $0.09

*2004 Stock Option and Stock Bonus Plan

DEBT INSTRUMENTS

Convertible Promissory Note December 31, 2006:  On January 18, 2007 the Company reached an agreement with the holder of the convertible promissory note (“Note”) to extend maturity date of the Note from January 2, 2007 to January 9, 2008.  This agreement is effective December 31, 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and interest		$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$ 832,009

After restructuring, the equity component of the note is $236,265.

The Note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the Note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the Note is fully repaid.

The Note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date
2,000,000	January 3, 2005	US $0.25	January 9, 2007*
2,980,000	February 7, 2005	US $0.10	January 9, 2007*
179,167	September 27, 2005	US $0.15	January 9, 2007*
1,600,000	October 11, 2005	US $0.50	January 9, 2007*
3,200,000	January 2, 2010	US $0.25	January 10, 2010**

*  The new expiry date for each set of warrants shall be the late of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

**  The expiry date shall be the later of:

a)

January 2, 2010; and

b)

 The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

Convertible Promissory Note September 30, 2007:  At September 10, 2007, the due date of the $1,101,053 convertible promissory note is extended from January 9, 2008 to January 16, 2009.  All other terms and conditions remain the same.

As additional consideration for this restructuring, the Company paid a fee of US$5000 and issued the holder of the convertible promissory note 5,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2012 or the date which is one year and five business days after the note is fully repaid.

At September 30, 2007, the total principal and interest restructured amounted to $1,101,095 (US$1,107,087).

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in an unrealized foreign exchange gain or recovery during the third quarter of 2007 of $59,726 and in a recovery of $35,325 during the same period in 2006.  Comparable figures for the nine months ended 2007 and 2006 are recoveries of $179,492 and $93,653 respectively.  Historically the Company has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005, $11,654 on December 31, 2006 and $9,948 on September 30, 2007 (ie the Canadian Dollar was at a premium to the US Dollar).

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2005 through September 30, 2007.  This information has been derived from unaudited interim financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2006 consolidated financial statements.

		2007			2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	19,392	121,696	108,821	53,869	76,527	104,646	146,536	43,840
Operating loss	875,351	321,501	272,201	272,966	543,518	332,497	293,583	738,498

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2007 (continued)

Net loss	1,057,686	310,125	344,817	618,001	575,160	325,450	368,203	806,122

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Company has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  In 2006, there were no sales to the United States.  Reductions in revenue as a result of the transition to the revenue sharing model are seen commencing in Q4 of 2005 and are very apparent in FY 2007, particularly so in Q3 of 2007.  The Company believes annual revenue may increase significantly as a result of its initiatives in the United States, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue may occur, as they have recently, as a result of the transition to the revenue sharing model.

RISK FACTORS

No material change since issuance of the December 31, 2006 MD&A.

LIQUIDITY AND FUTURE OPERATIONS

The Company incurred a net loss of $1,057,686 during the Q3 of 2007.  The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $39,711,592 at September 30, 2007.  A convertible promissory note with a balance of $1,101,095 on September 30, 2007 is due January 16, 2009.  The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  November 27, 2007